UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Wigwam Development, Inc.
                            ------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   20033230 2
                                 --------------
                                 (CUSIP Number)


          Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue,
                               New York, NY 10154
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 12, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

--------------------                                           -----------------
CUSIP NO. 20033230 2                 13D                       Page 2 of 6 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WEN CHAO HSIN
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    TAIWAN
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    81.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages
Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of Wigwam Development, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 1438 Black Brant Place, Parksville, BC Canada.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by Wen Chao Hsin.

     (b) Mr. Hsin's business address is Miao Li City, Ching Cheng Road #449, Taiwan, ROC.

     (c) Mr. Hsin is a business consultant and is a member of the board of directors of Hwa-Hsin Medical Equipment Technology Inc.

     (d) During the past five years, Mr. Hsin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, Mr. Hsin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Hsin is a citizen of Taiwan.

Item 3. Source and Amount of Funds and Other Consideration.

     Mr. Hsin purchased 1,000,000 shares of common stock from the principal stockholder of Wigwam for $5,000. The source of the funds for the purchase by Mr. Hsin was personal funds.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of the Company was to gain voting control of the Company. Mr. Hsin has plans to merge the Company with an operating company. However, there are currently no definitive agreements with respect to such a merger.

Item 5. Interest in Securities of the Company.

     (a) Mr. Hsin is the beneficial owner of an aggregate of 1,000,000 shares of
Common  Stock,  representing   approximately  81.1%  of  the  total  issued  and
outstanding shares of Common Stock of the Company.

     (b) Mr. Hsin has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by him.

     (c) Other than the acquisition of the shares as reported in this Schedule 13D, Mr. Hsin has not effected any transactions in the Common Stock of the company in the past 60 days.

     (d) To the knowledge of Mr. Hsin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

                                                               Page 4 of 6 Pages

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Materials to be Filed as Exhibits.

     (1) Stock Purchase Agreement, dated April 12, 2004

                                                               Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 21, 2004
       New York, New York

                                                  /s/ Wen Chao Hsin
                                                  ---------------------------
                                                  Wen Chao Hsin

                                                               Page 6 of 6 Pages


                                  EXHIBIT INDEX


1.   Stock Purchase Agreement, dated April 12, 2004.